Law Offices of
               Paul, Hastings, Janofsky & Walker LLP
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                        October 11, 2005

VIA EDGAR CORRESPONDENCE FILING

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  Mrs. Patricia Williams

Re:  Matthews International Funds
     File Nos. 811-8510, 33-78960

Dear Mrs. Williams:

On behalf of Matthews International Funds, we offer the following responses to the comments of the Securities and Exchange Commission
(the "Commission") provided orally on September 28, 2005 regarding the registration statement of Matthews International Funds, filed on Form N-1A with the Commission on August 10, 2005 (the "Registration Statement"). As you requested, we have reproduced the Commission's oral comments below, together with our written responses to such comments.

PROSPECTUS:

INTRODUCTION

1.	COMMENT:  Move or delete the Introduction beginning on
page 1, including the definitions on page 2. Nothing may appear before the Risk/Return Summary other than the Table of Contents. However, certain items included in the Introduction are appropriate for the Risk/Return Summary, such as the definition of the Indian Subcontinent. The risk that an investor could lose money should also be included in the Risk/Return Summary.
RESPONSE: Comment accepted. The information included in the Introduction has either been deleted entirely or incorporated into the Risk/Return Summary, in accordance with Instruction C.3 to Form N1-A.

2.	COMMENT:  The name of the Matthews India Fund (the "Fund")
is problematic under Rule 35d-1 because it is called an "India" fund but will invest in other countries of the Indian Subcontinent. The name of the Fund will need to be changed unless the Fund meets the 80% investment test with respect to just India.
RESPONSE: Comment accepted. Disclosure has been added to the Prospectus indicating that the Fund will invest at least 80% of its total net assets in securities of "Indian companies, which includes companies that at the time of an investment (i) are organized under the laws of India; or
(ii) derive at least 50% of their revenues or profits from goods produced or sold, investments made, services performed, or have at least 50% of their assets located in India; or (iii) have the primary trading markets for their securities in India; or (iv) are governmental entities, agencies, states, provinces, or municipalities of India."
All references to other countries of the Indian
Subcontinent, including references in the risk factors, have been deleted.

PRINCIPAL INVESTMENT STRATEGY

3.	COMMENT:  On page 3, the first sentence states: "by
investing at least 80% of its net assets in..." This reference should be plus borrowings for investment purposes.
RESPONSE: Comment accepted. The statement now reads: "by investing at least 80% of its total net assets, which includes borrowings for investment purposes, in..."

4.	COMMENT:  On page 3, clarify that the Fund may invest in
stocks of any market capitalization.
RESPONSE: Comment accepted. The following sentence has been added to the fourth paragraph under the heading
"Principal Investment Strategy": "The Fund may invest in securities of any market capitalization."

PRINCIPAL RISKS OF INVESTING IN THE FUND

5.	COMMENT:  On page 4, add disclosure regarding small cap
risk. In addition, add disclosure regarding India specific risk because the current disclosure is too general.
RESPONSE: Comment accepted. The disclosure under the heading "Principal Risks of Investing in the Fund" has been rewritten to read as follows:

"Your investment in the Fund is exposed to many different country-related risks, including, but not limited to, the limited degree of economic development, uncertainties in legal systems, political structure, foreign relations, natural resources and the effect of climate and environmental conditions. Some of these risks are described in greater detail below.

POLITICAL, SOCIAL AND ECONOMIC RISKS

The value of the Fund's assets may be adversely affected by political, economic, social and religious instability;
changes in laws or regulations of India; and its relations with other nations, including military activity.
Furthermore, the Indian economy may differ from more developed economies in many respects, such as the rate of growth, inflation, capital reinvestment, resource self-sufficiency, financial system stability and the national balance of payments position. The government of India has previously placed restrictions on the operational freedom of private enterprise, including the nationalization of private assets. India also has different accounting standards, corporate disclosure, governance and regulatory requirements than in the U.S. The Fund may have difficulty enforcing judgments against Indian companies or their management.

CURRENCY RISKS

When the Fund buys or sells securities on Indian stock exchanges, the transaction is undertaken in the local currency, rather than U.S. dollars. To execute such transactions, the Fund must purchase or sell a specified amount of the local currency; the price at which it does so will impact the value of your shares in the Fund.

Additionally, India may utilize formal or informal currency exchange controls (or "capital controls"). Such controls may restrict or prohibit the Fund's ability to repatriate both investment capital and income; this in turn may undermine the value of the Funds' holdings, and potentially place the Fund's assets at risk of total loss. In extreme circumstances, such as instances where India imposes capital controls that severely limit repatriation, the Fund may suspend shareholders' redemption privileges for an indefinite period.

RISKS ASSOCIATED WITH EMERGING MARKETS

India is considered an emerging market. Investing in emerging markets involves even greater risk than investing in more-developed foreign markets because, among other things, emerging markets often have more political and economic instability. In general, the Indian economy is smaller and less developed than in the United States. Its stock exchanges and brokerage industries do not have the level of government oversight as do those in the United
States. Indian securities markets are substantially smaller, less liquid and more volatile than securities markets in the U.S.

Furthermore, the universe of investments in India is substantially smaller than that of the U.S. The absence of negotiated brokerage commissions in certain countries may result in higher brokerage fees. In addition, brokerage commissions, custodian services, withholding taxes, and other costs relating to investment in foreign markets generally are more expensive than in the United States.

Securities of India are typically listed on the Indian stock exchanges, but can also include securities traded in markets outside of India, including depositary receipts.
Although depositary receipts have risks similar to the foregoing, they may also involve higher expenses, they may lack fungibility, they may not pass through voting and other shareholder rights, and they may be less liquid than counterpart securities listed on Indian exchanges.

RISKS ASSOCIATED WITH SMALLER COMPANIES

The Fund may invest in securities of issuers with smaller market capitalizations ("small-cap companies"). Such companies often have limited product lines, markets, or financial resources, and they may be dependent upon one or a few key people for management. The securities of such companies generally are subject to more abrupt or erratic market movements and may be less liquid than securities of larger, more established companies or the market indices in general.

NON-DIVERSIFICATION

The Fund is a "non-diversified" investment company, which means that it may invest a larger portion of its assets in the securities of a single issuer compared with that of a diversified fund. An investment in the Fund, therefore, will entail greater risk than an investment in a diversified fund because a higher percentage of investments made among fewer issuers may result in greater fluctuation in the total market value of the Fund's portfolio.
Likewise, economic, political, or regulatory developments may have a greater impact on the value of the Fund's portfolio than would be the case if the portfolio were diversified among more issuers. Investing in regionally-concentrated investment funds may be highly risky, and therefore, not appropriate for all investors.

LONG-TERM INVESTING AND VOLATILITY

The factors listed above may cause the Indian stock markets to be more volatile. This volatility can cause the price of the Fund's shares (the net asset value, or "NAV") to go up or down dramatically. Dramatic changes (volatility) in the price of an investment can be dangerous because you may have planned or may need to sell your investment at a time when its value has decreased. Because of this volatility, we recommend that you invest in the Fund as a long-term investment only (at least five years and longer) because you will be better able to plan to sell your shares at a time when this volatility will not be as great a factor in your decision process. We also recommend that your investment in the Fund comprise only a portion of your overall investment portfolio, not all of it.

The Fund is not intended for, and attempts to discourage excessive, or short-term trading, which may harm performance by compromising portfolio management strategies and increasing Fund expenses. Consequently such activity poses a risk for your investment in the Fund. See page xx for a discussion of policies and procedures related to such trading.

Please read the Statement of Additional Information ("SAI") for a more detailed description of these and other risk factors."

FEE AND EXPENSE TABLE

6.	COMMENT:  On page 5, clarify whether the waiver referred to
in footnote 5 is a contractual waiver. If not, delete the waiver amount from the expense table and refer to it only in the footnote.
RESPONSE: Comment accepted. Footnote 5 has been revised to read as follows: "The Advisor has contractually agreed to waive fees and reimburse expenses until October 31, 2006 to the extent needed to limit Total Annual Operating
Expenses to 2%."

GENERAL RISKS

7.	COMMENT:  On page 6, state whether any of the risks in this
section are considered to be principle risks. If so, the principal risks should also be reflected in Risk/Return Summary.
RESPONSE: Comment accepted. The "General Risks" section of the Prospectus has been deleted and all of the risks have been moved under the heading "Principal Risks of Investing in the Fund." See response to comment 5 above.

PORTFOLIO MANAGERS

8.	COMMENT:  On page 9, provide a clear 5-year employment
history for both Messrs.. Foster and Headley.
RESPONSE:  Comment accepted.  The biographies of Messrs.
Foster and Headley have been updated to read as follows:

"Andrew T. Foster
Mr. Foster is Director of Research of Matthews
International Capital Management, LLC.  Mr. Foster is also
Co-Portfolio Manager of the Matthews Asian Growth and
Income, Asian Technology and Asia Pacific Funds.  Mr.
Foster originally joined Matthews International Capital
Management, LLC in 1998 as a Research Analyst, and he held such position at Matthews until 2001 when he left the firm to pursue his M.B.A. from INSEAD in France. Upon completion of his M.B.A. in 2003, Mr. Foster returned to Matthews in his current position as Director of Research.
Mr. Foster previously worked as a management consultant with A.T. Kearney's Financial Institutions Group in
Singapore from 1996 to 1998.  Mr. Foster holds an A.B. in
Public Policy and a secondary degree in Economics from Stanford University.

Mark W. Headley
Mr. Headley is Chief Executive Officer and President of
Matthews International Capital Management, LLC, and is Lead
Portfolio Manager of the Matthews Pacific Tiger, Japan and
Asia Pacific Funds.  Mr. Headley is also Co-Portfolio
Manager of the Matthews Korea, China and Asian Technology
Funds.  In 1995, Mr. Headley joined Matthews International
Capital Management, LLC as Managing Director and senior analyst. From 1996 to 1999, Mr. Headley held the position of Managing Director and Portfolio Manager; from 1999 to
2001, Mr. Headley was President of Matthews and a Portfolio
Manager; and since 2001, he has held his current position at Matthews. He has been active in Asian investing since
1989 and was an original member of the team that launched the first SEC-registered open-ended Asia (ex-Japan) fund.
Mr. Headley holds a B.A. in Economics and Politics from the University of California, Santa Cruz."

9.	COMMENT:  On page 9, describe the relationship between
Messrs. Foster and Headley regarding the portfolio management of the Fund.
RESPONSE: Comment accepted. The following disclosure has been added:

"Andrew T. Foster is the Lead Portfolio Manager of the Fund and is responsible for its day-to-day investment management decisions. Mr. Foster is supported by and consults with Mark. W. Headley, the Fund's Co-Portfolio Manager."

ADDITIONAL CHANGES

10.	This disclosure under the heading "Fundamental Investment
Policies" on page 7 has been moved to the Risk/Return
Summary under the heading "Principal Investment Strategy."

11.	Under the heading "Disclosure of Portfolio Holdings" on page 7:

(a)	The following paragraph has been moved near the back
of the Prospectus:

"A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's SAI which is downloadable on the Matthews Asian Funds website at www.matthewsfunds.com."

(b)	The following paragraphs have been deleted:

"The Fund's portfolio holdings are disclosed on a regular basis in its semi-annual and annual reports to shareholders. In addition, the Fund files complete schedules of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form
N-Q. The Fund's Form N-Q is available on the SEC website at www.sec.gov or by calling 1-800-SEC-0330.
Matthews Asian Funds publishes quarterly reports containing the information filed on the Form N-Q, copies of which may be obtained by visiting the Matthews Asian Funds website at www.matthewsfunds.com or by calling 1-800-789-ASIA [2742]."

12.	Under the heading "Purchase of Shares" on page 11, the
reference to "U.S. citizens and resident aliens" has been changed to "residents of the United States and its territories."

13.	On page 21, Rodney Yee has been deleted as an officer of
the Fund.

STATEMENT OF ADDITIONAL INFORMATION

DISCLOSURE OF PORTFOLIO HOLDINGS

14.	COMMENT:  On page 22, revise subsection (iii) to disclose
the frequency and lag time of any disclosures made by the Fund or a Service Provider and any ongoing arrangements to make this information available.
RESPONSE: Comment accepted. Subsection (iii) has been revised to read as follows:

"The Fund or a Service Provider may disclose the Fund's portfolio securities holdings in advance of general release and without lag to the Fund's custodian bank, independent public accountant, independent legal counsel, proxy voting agent, financial printers, and pricing service provider.
In addition, the Fund may make such discloser to selected third parties when the Fund has a legitimate business purpose for doing so. Examples of legitimate business purposes in which selective disclosure of the Fund's portfolio securities may be appropriate include disclosure for due diligence purposes to an investment advisor that is in merger or acquisition talks with the Advisor; disclosure to a newly hired investment advisor or sub-advisor prior to its commencing its duties; or disclosure to a rating or ranking organization."

In addition, "within 21 days of each month end" has been added to subsection (ii), and the following sentence has been deleted from the first paragraph under the heading
"Disclosure of Portfolio Holdings": "Only an officer of the Fund may authorize PFPC to disclose portfolio holdings information."

APPROVAL OF INVESTMENT ADVISORY AGREEMENT

15.	COMMENT:  Amend the disclosure on page 29 to comply with
Rule 12b-10.
RESPONSE: Comment Accepted. The disclosure has been expanded to reflect the board of trustees' considerations, as follows:

"At a meeting held on August 12, 2005, the Board considered the approval of the Advisory Agreement, and approved the Advisory Agreement, to be effective with respect to each Fund upon commencement of the operations of the Fund.
Prior to the meeting, the Independent Trustees had requested detailed information from the Advisor. This information together with the information provided to the Independent Trustees throughout the course of year formed the primary (but not exclusive) basis for the Board's determinations as summarized below. Below is a summary of the factors considered by the Board and the conclusions thereto that formed the basis for the Board approving the continuance of the Advisory Agreement with respect to the Fund.

*  THE NATURE, EXTENT AND QUALITY OF THE SERVICES
PROVIDED AND TO BE PROVIDED BY THE ADVISOR UNDER THE
ADVISORY AGREEMENT. The Board considered the experience and qualifications of the personnel at the Advisor who would be responsible for providing services to the Fund and who would be responsible for the daily management of the Fund's investment objectives, and also reviewed significant recent additions to the Advisor's personnel. The Board considered the Advisor's succession plan in the event key personnel are no longer employed by the Advisor and the Advisor's disaster recovery and business continuity plan, as well as the additional efforts the Advisor is in the process of implementing with respect to its disaster recovery plan. The Board also considered the Chief Compliance Officer's report regarding the compliance resources, programs and structures of the Advisor, including the compliance records of the Advisor and the supervision of the Fund's transfer agent by the Advisor. The Board also noted that the extent of the Advisor's resources committed to marketing and distribution was consistent with responsible Fund growth. The Board took note of the fact that the Advisor had added personnel in key positions and believes that hiring and retaining good personnel and top executives requires a long-term vision for the Funds. The Board concluded that the Advisor had the quality and depth of personnel and investment methods essential to performing its duties under the Advisory Agreement, and that the nature, overall quality, cost and extent of such management services are satisfactory and reliable.

*  THE INVESTMENT PERFORMANCE OF THE ADVISOR.  The
Trustees reviewed the anticipated performance of the Fund within its first year of operations and thereafter. The Trustees also reviewed short-term and long-term performance of each of the other Funds advised by the Advisor, on both an absolute basis and in comparison to peer funds and benchmark indices, and both the Lipper and Morningstar rankings for each of the other Funds. The Board was satisfied with the Fund's anticipated performance and the other Funds' overall performance records.

The Board also reviewed the Advisor trading policies and efforts to obtain best overall execution for the Fund in the various markets where the Fund's securities will be traded. The Board took note of the relatively low turnover rates in the other Funds and the Advisor's consistent adherence to its investment methodology (fundamental bottom-up driven investment selection).

*  THE EXTENT TO WHICH THE ADVISOR REALIZES ECONOMIES OF
SCALE AS THE FUND GROWS LARGER AND WHETHER FEE LEVELS
REFLECT THESE ECONOMIES OF SCALE FOR THE BENEFIT OF
FUND INVESTORS. The Board noted that the Advisor has realized, and expects to continue to realize, economies of scale in managing and administering the Funds as the assets of the Funds grow. The Advisor continues to share economies of scale with the Funds by reaping a certain level of profits but also investing capital back into the company through spending to position the Funds for further growth.

The Board considered various categories of expense and the extent to which economies of scale could be expected to be realized with respect to such expense categories. The Board also noted the breakpoints in the administrative and advisory and other fee structures, including voluntary fee waivers of the Advisor's fees. The Board concluded that there the fee structures, including the contractual breakpoints, are reasonable and appropriately result in a sharing of economies of scale at current asset levels and in the future. Nevertheless, the Board considered revisiting this issue in the future as the Funds' assets grow in excess of the highest existing breakpoint.

*  THE COSTS OF THE SERVICES PROVIDED BY THE ADVISOR AND
OTHERS. The Board considered the advisory fees of the Fund and anticipated total fees and expenses of the Fund based on various asset levels in the Fund's first year of operations and thereafter in comparison to the advisory fees and other fees and expenses of the other fund in the Fund's relevant peer group. The Board considered both the gross advisory fee rates charged by the Advisor, as well as the effective advisory fee rates after taking into consideration the expense limitation arrangements and voluntary fee waivers.
The Board also compared the Advisor's advisory fees with those of the Advisor's separate accounts and other investment products, noting that the Fund's advisory fees appeared to be appropriate in comparison and taking into account differences between these products and the Funds, including the differences in the frequency of net asset value calculations.

The Board considered various specific Fund expenses, including the custody fees and transfer agent fees.
The Board noted the Advisor's efforts that resulted in, for each of the Funds, (a) reduced expenses under the administration and shareholders services plan, (b) reduced expenses under the voluntary fee waivers,
(c) reduced custodian expenses, (d) reduced soft dollar credits, (e) lower commission rates, and (f) reduced transfer agency fees.

The Board concluded that the Advisor's advisory fee ratio and the Fund's anticipated expense ratios are reasonable.

*  THE PROFITS TO BE REALIZED BY THE ADVISOR AND ITS
AFFILIATES FROM THE RELATIONSHIPS WITH THE FUND.  The
Trustees reviewed the profitability of the Advisor on both an absolute basis and in comparison to other investment advisers. The Board noted that the Advisor's pretax profit margin appeared to be reasonable in relation to known industry standards;
the Advisor is sufficiently profitable to operate as a viable investment management firm, able to honor its obligations as a sponsor of the Fund, without being excessively profitable. It was noted that the Advisor had years of negative profitability in servicing the other Funds, and now the Advisor is spending increasing amounts on information technology as well as increasing its personnel. The upgrading of the trading, research, compliance, disaster recovery and other technological systems should increase the Advisor's capacity, speed and reliability in providing services to the Fund, poising the Advisor and the Fund for the next phase of growth. The Board also considered that the additional benefits derived by the Advisor from its relationship with the Fund will be limited solely to research benefits received in exchange for "soft dollars." The Board noted that the Advisor reduced its soft dollar budget to an amount that it believes is necessary to perform its duties and plans to consolidate soft dollar brokerage to only one broker, and that careful scrutiny was being given to the value of research services obtained through soft dollars. After such review, the Board determined that the profitability rate to the Advisor with respect to the Advisory Agreement is fair and reasonable in consideration of the services it will provide to the Fund.

No single factor was determinative of the Board's decision to approve the Advisory Agreement, but rather the Trustees based their determination on the total mix of information available to them. After considering the factors described above, the Board concluded that the terms of the advisory arrangement are fair and reasonable to the Fund, and that the Fund's shareholders would receive reasonable value in return for the advisory fees paid. The Board (including a majority of the Independent Trustees) therefore determined that the approval of the Advisory Agreement with respect to the Fund would be in the best interests of the Fund and its shareholders."

INVESTMENT ADVISORY AND OTHER SERVICE PROVIDERS

16.	COMMENT:  On page 34, specify whether the base salary of
the Portfolio Managers is a fixed base salary. In addition, in subsection (1), identify the benchmark index used.
RESPONSE: Comment accepted. The disclosure has been revised to specify that the Portfolio Manager compensation includes a fixed base salary. In addition, subsection (1) has been revised to read as follows:

"the pre-tax investment performance of the Fund and other account(s) that he manages relative to a defined peer group or a benchmark index assigned to such Funds or accounts (in the case of the India Fund, the BSE 100 Index) calculated over his tenure over multiple measurement periods that eventually encompass periods of up to five years and longer."

ADDITIONAL CHANGES

17.	Because the Fund will invest at least 80% of its total net
assets in India, all references to other countries of the Indian Subcontinent, including references in the risk factors, have been deleted. In addition, the Pakistan and Sri Lanka specific risk factors have been deleted.

18.	The following disclosure has been added on page 5 under the
subheading "Investments by Foreign Institutional
Investors":

"There is no assurance that the Fund's original application for FII status will be approved; and should initial approval be granted, the Fund must still seek renewal of this status every five years, for which there can be no guarantee that regulatory approval will be forthcoming."

19.	Under the subheading "Exchange Controls and the Ability to
Repatriate Investments" on page 7, the phrase "temporarily suspend redemptions" in the third sentence has been changed to "suspend redemptions for an indefinite period."

20.	The table of trustees and officers beginning on page 25 has
been amended to reflect that Rodney Yee is no longer with Matthews International Funds and that Shai Malka now holds the position of Treasurer and Secretary.

                   * * * * * * * * * *

We believe that we have fully addressed the Commission's comments
Regarding the Registration Statement. Please direct any inquiries regarding this filing to the undersigned at (415) 856-7086.


                               Very truly yours,

                               /s/ Nicole Gerrard

                               Nicole Gerrard
                           for PAUL, HASTINGS, JANOFSKY & WALKER LLP